EXHIBIT 99.2

European Medicines Agency Recommends Marketing Authorization of AVT03, Alvotech’s Proposed Biosimilar to Prolia® and Xgeva®

REYKJAVIK, ICELAND (September 22, 2024) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human use (CHMP) has adopted a positive opinion recommending approval for AVT03, Alvotech’s proposed biosimilar to Prolia® (denosumab 60 mg/mL single use pre-filed syringe) and Xgeva® (denosumab 70 mg/mL single use vial). Pending approval, the biosimilar will be marketed by Alvotech’s commercial partners, STADA Arzneimittel AG (“STADA”) and Dr. Reddy’s Laboratories SA (“Dr. Reddy’s”), each partner with semi-exclusive commercial rights in Europe, including Switzerland and the UK.

“We look forward to working with our partners in making denosumab available more widely to patients and caregivers. This important step demonstrates how Alvotech specialization in biosimilars development and manufacture and integrated end-to-end platform enables broader access to affordable biologic medicines.” said Joseph McClellan, Chief Scientific and Technical Officer of Alvotech.

Prolia is indicated to treat osteoporosis in postmenopausal women and in men at increased risk of fracture; bone loss in men receiving treatment for prostate cancer that increases their risk of facture; and bone loss in adults at increased risk of fractures who are treated long term with oral or injected corticosteroids [1]. Xgeva is used to prevent bone complications in adults with advanced cancer that has spread to the bone, as well as to treat giant cell tumor of bone in adults and adolescents whose bones have fully developed [2].

AVT03 remains under EMA regulatory review with a final decision by the European Commission pending. Upon approval, STADA will offer the biosimilar under the tradenames Kefdensis® (denosumab) 60 mg/mL solution for injection in a pre-filled syringe and Zvogra® (denosumab) 70 mg/mL solution for injection in a vial, while the corresponding tradenames for Dr. Reddy’s are Acvybra® (denosumab) 60 mg/mL solution for injection in a pre-filled syringe and Xbonzy® (denosumab) 70 mg/mL solution for injection in a vial.

About AVT03
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® (denosumab 60 mg/mL single use pre-filed syringe) and Xgeva® (denosumab 70 mg/mL single use vial). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [1]. AVT03 is an investigational product and marketing authorization in Europe and some other countries is pending.

Use of trademarks
Prolia® and Xgeva® are registered trademarks of Amgen Inc. Kefdensis® and Zvogra® are registered trademarks of STADA Arzneimittel AG. Acvybra® and Xbonzy® are registered trademarks of Dr. Reddy’s Laboratories Ltd.

Sources
[1] Prolia product information, EMA
[2] Xgeva product information, EMA

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab) are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements made herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of, which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

MEDIA CONTACT
Investor Relations and Global Communication
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

FOR MORE INFORMATION
Please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram and YouTube.